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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                              For December 3, 2001

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)

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                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)

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[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

               FORM 20-F  X                            FORM 40-F
                         ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
               YES                                          NO  X
                   ---                                         ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
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                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:


Item                                                                       Page
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1.      Press Release, dated November 30, 2001, entitled "CVRD Wins
        Concession of Santa Isabel Hydroelectric Power Plant                 3


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          COMPANHIA VALE DO RIO DOCE


                                          By: /s/ Eduardo de Carvalho Duarte
                                             -----------------------------------
                                             Name:  Eduardo de Carvalho Duarte
                                             Title: Chief Accountant


Dated: December 3, 2001


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                                                                          Item 1


[LOGO OMITTED] Companhia                                           Press Release
               Vale do Rio Doce



                            CVRD Wins Concession of
                     Santa Isabel Hydroelectric Power Plant

Rio de Janeiro, November 30, 2001 - The Grupo Empresarial Santa Isabel, formed by Companhia Vale do Rio Doce - CVRD (43.85%), Billiton Metais S.A. (20.60%), Alcoa Aluminio S.A. (20.00%), Votorantim Cimentos Ltda. (10.00%) and Camargo Correa S.A. (5.55%), won a public concession to build and explore the Santa Isabel hydroelectric power plant. The concession was auctioned today by Agencia Nacional de Energia Eletrica (ANEEL).

This is a 35-year concession, postponable, and the power plant must be operating with a maximum time limit of 84 months from the date of the contract being signed. The price paid for this concession involves annual installments of R$ 61 million from the seventh to the thirty fifth year of the concession.

The Santa Isabel power plant will be located in the Araguaia river, in the districts of Palestina do Para (state of Para) and Ananas (state of Tocantins), and will have a capacity of 1,087 MW.

According to the strategic guidelines stated in the press release dated October 25, 2001, power generation is one of the core businesses of CVRD. Considering Santa Isabel, CVRD now participates in nine hydroelectric power plants, with total installed potency of 3,364 MW and total investment of US$ 1.7 billion, of which 45% corresponds to CVRD's stake.


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                                        For further information, please contact:
                  Roberto Castello Branco: castello@cvrd.com.br +55-21-3814-4540
                              Andreia Reis: andreis@cvrd.com.br +55-21-3814-4643
                             Barbara Geluda: geluda@cvrd.com.br +55-21-3814-4557
                            Daniela Tinoco: daniela@cvrd.com.br +55-21-3814-4946

This release includes "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.